04002462

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
Estimated average burden	
Hours per response	12.00

SECURIT)MMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 65657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK Financial Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Keesee 212-751-4967
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 183 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas W. Keesee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK Financial Services, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Caridad Lara
My Commission DD172375
Expires December 16, 2006

(Signature)

Principal & CEO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CDK FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
CDK Financial Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co

Miami, Florida
February 19, 2004

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
CASH	$	14,534
NET PERFORMANCE FEES RECEIVABLE (NOTE 2)		1,095,962
	$	1,110,496

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	1,380
MEMBERS' EQUITY (NOTE 4)		1,109,116
	$	1,110,496

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

CDK Financial Services, LLC (the "Company"), was organized in November of 2002 and on May 15, 2003 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker-dealer. The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by two hedge fund managers, Contrarian Capital Management, located in Greenwich, Connecticut, and Lionhart Global Appreciation Fund, Ltd., located in London, England. The Company's revenue is derived from placement and performance fees. The Company does not handle clients' funds or securities and is not engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentration of Risk

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Receivables

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2003, management has no allowance for doubtful accounts.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. PERFORMANCE AND PLACEMENT FEES AGREEMENTS

The Company entered into agreements with unrelated entities whereby the Company earns placement and performance fees. The Company earns placement and performance fees amounting to 30% and 20%, respectively, of the amount earned by these entities. Placement fees are pre-paid at the beginning of each quarter. Performance fees are payable within five days of year-end.

At December 31, 2003, performance fees receivable amounted to $1,095,962,net of related commissions. At December 31, 2003, 99% of the performance fees receivable are due from one unrelated entity.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-eighth (for the initial year, then one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2003, the Partnership's "Net Capital" was $13,154, which exceeded requirements by $8,154 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.10 to 1.

NOTE 4. SUBSEQUENT EVENTS

On January 29, 2004, the Company made a distribution of $1,100,000 to its members.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com